September 17th, 2009

Via FACSIMILE 703.813.6981

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Jason Niethamer, Division of Corporate Finance

Craig Wilson, Esq., Examiner

Re:	mBeach Software, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 24, 2009

File No. 333-159853

Mr. Wilson:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to mBeach Software, Inc. (the “Company”) dated September 1, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the “Registration Statement”).

SEC Letter Dated September 1, 2009

Accounting Correspondence Request 1:

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Company acknowledges that the staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company acknowledges that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accounting Correspondence Request 2:

Please advise us as to how you intend to address any re-audit requirements.

Response:

The Company engaged Seale and Beers to re-audit the company. We expect them to complete the audit in the next 20 days.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.358.6954.

Sincerely,

/s/ William Gaffney

William Gaffney

Chief Executive Officer

Enclosure